Brian B. Margolis

+1 212 937 7239 (t)
+1 212 230 8888 (f)
brian.margolis@wilmerhale.com

February 13, 2008

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fortissimo Acquisition Corp. Commission File No. 000-52166 Preliminary Proxy Materials

Ladies and Gentlemen:

On behalf of Fortissimo Acquisition Corp. (the “Company”), transmitted herewith for filing pursuant to Rule 14a-6(a) promulgated under the Securities Exchange Act of 1934, as amended, are preliminary copies of the Notice of Annual Meeting of Stockholders, Proxy Statement and Proxy relating to the Company’s 2008 Annual Meeting of Stockholders (the “Annual Meeting”). The Company anticipates releasing its definitive proxy materials to stockholders as soon as practicable.

In accordance with Instruction 3 to Item 10 of Schedule 14A, attached as an appendix to the proxy statement is the 2008 Stock Incentive Plan to be acted upon at the Annual Meeting. In accordance with Instruction 5 to Item 10 of Schedule 14A, the Company hereby supplementally informs the Commission that the Company expects to file a Registration Statement on Form S-8 to register the shares of common stock that are issuable under the 2008 Stock Incentive Plan.

Please call the undersigned at 212-937-7239 if you have any questions or comments regarding this matter.

Very truly yours,

/s/ Brian B. Margolis

Brian B. Margolis

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